SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated October 26, 2018.

2 English version of Investor Day Presentation to be made on October 26, 2018

Item 1

TRANSLATION

Buenos Aires, October 26, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Investor Day Presentation

Dear Sirs:

We are hereby addressing you in compliance with the requirements of Article 23, Chapter VI of the ByMA Regulations.

In that regard, please find attached the presentation to be made today at 1:30 PM Buenos Aires time (12:30 PM EDT), at the New York Stock Exchange (NYSE).

We also inform that a Webcast of the presentation may be accessed online through the Company’s website:

https://www.ypf.com/english/investors/Paginas/2018/YPF-Investor-Day.html

Yours faithfully,

Germán Fernández Lahore

Market Relations Officer

YPF S.A.

Item 2

YPF
25 Celebration of our 25th Anniversary of Listing on the NYSE and Closing Bell Ceremony.
INVESTOR DAY
New York | October 26, 2018
Leading Argentina’s energy,
yesterday, today and tomorrow.
YPF
LISTED
NYSE

IMPORTANT NOTICE
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov.
Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing.

AGENDA
01
Welcome
& Opening remarks
02
Strategic Review
03
Business Outlook
04
Upstream
05
Q&A
Sergio Giorgi
VP Strategy and Business Development
Miguel Gutierrez
Chairman
Daniel Gonzalez
CEO
Pablo Bizzotto
EVP Upstream

YPF
25 Celebration of our 25th Anniversary of Listing on the NYSE and Closing Bell Ceremony.
INVESTOR DAY
New York | October 26, 2018
Leading Argentina’s energy,
yesterday, today and tomorrow.
YPF
LISTED
NYSE

WE DELIVERED ON WHAT WE COMMITED
Developing Vaca Muerta
Reducing our cost base
Keeping strict financial and risk discipline
Dynamically adjusting prices
Leading Argentine transition to a low carbon economy

THE ARGENTINE CONTEXT
IMF agreement
Strong fiscal discipline
Devaluation and GDP decline
Political consensus about the driving role of the energy sector
Government commitment towards a free and cleaner energy market
Collaborative alignment with unions

YPF stock performance (1)
since june 2012
YPF SA
Brent
Majors Europeans
Independents
Latam
Total investment return,
includes gross dividends
Majors: Chevron, Exxon, BP, Shell. Europeans: Total, Repsol, Equinor, ENI.
Independents: Devon, EOG, Marathon Oil, HESS, Occidental Petroleum, Conoco Phillips, Anadarko, Apache, Chesapeake.
Latam : Petrobras, Ecopetrol
350%
300%
250%
200%
150%
100%
50%
0%
6/1/2012 6/1/2013 6/1/2014 6/1/2015 6/1/2016 6/1/2017 6/1/2018

OUR ORGANIZATION
CEO appointment
Chief Compliance Officer
Our Board
Diversity initiative

OUR STRATEGY
Operational excellence and sustainability
Financial discipline
Transformation of our operations and culture
Profitable growth
Innovation and technology
Integrated energy company

OUR FUTURE
INVESTING ON DISRUPTION
LEADING MOBILITY AGENDA
WORLD CLASS INNOVATION

CONTENTS
STRATEGIC REVIEW
BUSINESS OUTLOOK
UPSTREAM
Q&A

SAFETY AND SUSTAINABILITY AS CORE VALUES
TOTAL IFR
# of people injured for each million hours worked 2012 - 2018
YPF IFR
(1)
ARPEL TIDLP
1.05 1.89 1.05 0.91 0.74 0.91 0.76 0.84 0.80 0.73 0.60 0.51
2012
2013
2014
2015
2016
2017
Sep-2018
(1) ARPEL TIDLP = # of injuries with days lost per million hours worked
ESG TARGETS BY 2022
10%
CO2 emissions reduction
70%
of fuels produced will be low-sulphur content
#1
Renewable energy producer.
Representing 20% of our total capacity

OUR TARGETS
5-YEAR BUSINESS PLAN / 2019-2023
PRODUCTION
CAGR 2019 - 2023
5-7%
RESERVE R.R(1)
2019 - 2023
>1x
EBITDA (2)
Adj. CAGR 2019 - 2023
10%
CAPEX
PER YEAR 2019 - 2023
4-5BUSD
NET DEBT TO EBITDA
2023
<1.5x
(1) Reserve Replacement Ratio.
(2) Adj. EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings.

PLANNING FOR OUTSTANDING PRODUCTION GROWTH
Building on our strength as unconventional leader outside USA
PRODUCTION (KBOE/DAY)
2018-2023
Oil NGL Gas
5-7% cagr
+20%
+55%
201820192020202120222023
Favoring High return & Short cycle developments
3 FIDs before end 2018
Supported by strong portfolio with low break even price

SHALE GAS DEVELOPMENT DRIVES A NEW PARADIGM IN GAS MARKET
Similar to USA, Argentina is shifting from gas importer to gas exporter
Domestic base demand Mm3/d
Potential production Mm3/d
240 220 200 180 160 140 120 100
Jan-19 Jul-19 Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 Jan-25 Jul-25 Jan-26 Jul-26 Jan-27 Jul-27 Jan-28 Jul-28

OPPORTUNITIES ALONG THE INTEGRATED GAS VALUE CHAIN
UPSTREAM
# 1 acreage holder outside USA
+450,000 core net acres
(+95% undeveloped)
MIDSTREAM
MEGA: Potential expansion under study
Underground storage: feasibility study
Transportation:
3rd party project
EXPORTS
2019
Exporting gas to Chile Small scale LNG
2024+
Large scale LNG under study
POWER GENERATION
Expect 3 to 4 GW of new thermal installed capacity in Argentina by 2023
PETROCHEMICALS
Under study:
- Urea
- Methanol
- Polyethylene
- Polypropylene

WE EXPECT YPF LUZ TO INCREASE ITS POWER-GENERATION CAPACITY
YPF POWER GENERATION CAPACITY
2018-2023
Pipeline + M&A
Current capacity + awarded / under construction
Pipeline and M&A opportunities
1.7 GW
1.9 GW
2.4 GW
2017
2019
2023
Renewable energy representing 20% of our total capacity

DOWNSTREAM BUILDING ON OUR LEADING POSITION TO DELIVER VALUE
OPTIMIZING OUR OPERATIONS
100% Crude oil self sufficiency by 2021
+15% Crude processing
+20% Diesel and gasoline production
-5% OPEX reduction
PURSUING LOGISTIC EFFICIENCY
Oil pipelines expansion
Road trains improvement
Export infrastructure development
New San Lorenzo terminal

RESHAPING OUR BUSINESS
TO PROFIT FROM SHALE GROWTH AND NEW TECHNOLOGY
A CLEANER PLATFORM
IMO 2020 full compliance
Low sulphur fuel specs
Low carbon project integration
DIGITAL TRANSFORMATION
Analytics to optimize our processes, asset integrity and predictive maintenance
Satellite monitoring of pipelines
Digital integrated planning

PROVIDING ENERGY SOLUTIONS FOR ALL TYPE OF CLIENTS
BTB
COMPLETE PORTFOLIO WITH SOLUTIONS FOR KEY INDUSTRIES
BTC
COMPREHENSIVE RANGE OF PRODUCTS AND SERVICES
AGRO
INFRASTRUCTURE
MINING
AVIATION
INFINIA
ELAION
BOXES
CONVENIENCE
STORE
#1 BRAND
RECOGNITION
IN ARGENTINA
CUSTOMER JOURNEY PROGRAM

WE ARE DYNAMICALLY ADJUSTING PRICES
FUELS PRICE EVOLUTION(1)
(% VARIATION)
Fuels Blended Price Import Parity) (1) (2) Inflation rate
Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18
(1)Based on monthly average prices, except for October 2018 that refers to prices as of October 23, 2018
(2)Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by sales volumes of our regular and premium diesel and gasoline.

SIMPLIFYING CURRENT PROCESSES
TRANSFORMATION STRATEGY
15
Key People fully dedicated
+1,000
people with transformation objectives
130 company projects
66 critical projects
2018 MAIN INITIATIVES
Well construction optimization Upstream operational efficiency Logistic optimization Energy efficiency Downstream operational efficiency

MANAGEMENT BY OBJECTIVES INCENTIVE-BASED COMPENSATION
Company-wide objectives cover Sustainability, Efficiency, Capital Discipline, Financial Discipline and Transformation
Over 90 units have specific objectives
Approximately 12,000 employees have individual objectives
82%
of employees receive short-term cash bonus based on objectives and performance
Approximately
1,000 employees
receive long-term stock compensation

INVESTING WITH FOCUS ON PROFITABLE GROWTH
ADJUSTED EBITDA(1)
CAGR
+10%
2018 2019 2020 2021 2022 2023
(1) Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings.
CAPEX BREAKDOWN
2019-2023
19% 5% ~4.5 BUSD per year 76%
Upstream Downstream Other segments

INCREASING FREE CASH FLOW
CASH BUILD-UP (BUSD)
2019-2023
Net debt/ EBITDA at 1.5x
CFFO Net debt/EBITDA CAPEX + interest + taxes Dividends
1.5x 1.5x
1.4x
0.7x
2019 2020 2021 2022 2023
(1) Considers the maximum potential level of net indebtedness to reach a ratio of 1.5x
Up to
4.2 BUSD(1) Additional cash for investments
1.5 BUSD Cumulative free cash flow

CONTENTS
STRATEGIC REVIEW
BUSINESS OUTLOOK
UPSTREAM
Q&A

FOCUS ON DELIVERING PROFITABLE GROWTH
Operational Manage the Accelerate Drive down Excellence decline rate in shale projects the break-even conventionals price
Organization Technology Optimize Transform to add value the Portfolio resources into reserves

PRODUCTION GROWTH DRIVEN BY UNCONVENTIONAL PROJECTS
TOTAL PRODUCTION (KBOE/DAY)
2018-2023
Unconventional Conventional
5-7%
CAGR
33%
~70%
67%
~30%
2018 2019 2020 2021 2022 2023
CAPEX
2019-2023
Unconventional Conventional
69%
~3.6 BUSD per year
31%

WHILE ACTIVELY MANAGING THE DECLINE OF OUR CONVENTIONAL FIELDS
CONVENTIONAL PRODUCTION (KBOE/DAY)
2018-2023
Secondary Primary Base curve
Natural gas Tertiary
-14%
Per year
-5%
Per year
2018 2019 2020 2021 2022 2023
Smoothing the decline rate by accelerating implementation of IOR/EOR
Deploy technology to optimize in real time and reduce downtime
Improved reservoir management and secondary recovery
Replicate confirmed success in tertiary recovery and continue de-risking

CONVENTIONAL PRODUCTION MANAGEMENT PLAN BASED ON SUCCESSFUL RESULTS
Example
SECONDARY RECOVERY IN CUYANA BASIN
Primary Secondary Water
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Waterflooding implementation
Observed excellent response to water injection
Example
TERTIARY RECOVERY IN GRIMBEEK FIELD
Primary Secondary Polymer
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Increase recovery factor by +11%, using polymers injection Replicable using mobile-modular injection units

EXPANDING UNCONVENTIONAL OUTPUT FROM VACA MUERTA
UNCONVENTIONAL PRODUCTION (KBOE/DAY)
2018-2023
Tight gas La Amarga Chica Rincón del Mangrullo Other Shale Projets Base curve Loma Campana Bandurría Sur A. De la Arena
+150%
2018 2019 2020 2021 2022 2023
VACA MUERTA
2019-2023
~18 Average operated rigs
~1,700 shale wells

GAS OIL
2019 Rincón del Mangrullo Loma Campana Ph2 La Ribera La Amarga Chica Bandurria Sur
2020 Aguada de la Arena San Roque La Calera Bajada de Añelo A. Pichana Oeste Pampa de las Yeguas I
2021 Bajo del Toro LLL West Chihuido de la SN
2022 LLL Sur
Operated Operated Non operated Non operated

LOMA CAMPANA PHASE 2 DEVELOPMENT
PHASE 2 METRICS
~4 to 5 rigs
~300 wells 2019-23
120 KBOE/D gross production by 2023
~680 MUSD gross capex per year
~550 Remaining locations 2023+
~ 50% Remaining acreage 2023+
Base curve Incremental production
Gross production
+150%
2018 2019 2020 2021 2022 2023
Loma Campana
97,600
acres

LOMA CAMPANA CONTINUOUSLY INCREASING WELL PRODUCTIVITY
AVERAGE CUMULATIVE OIL PRODUCTION (KBOE)
200 150 100 50 0
Cum. Production
+ 40%
(2016 - 2018)
Avg 2018 (27 stg) 22 wells - EUR 900 kboe
Avg 2017 (21 stg) 30 wells - EUR 720 kboe + 35%
Avg 2016 (17 stg) 56 wells - EUR 660 kboe
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Months
40% increase in IP 270 35% increase in EUR

WHILE IMPROVING OPERATIONAL EFFICIENCY
WELL COST / # STAGES Well cost / # stages
1.40 1.20 1.00 0.80 0.60 0.40 0.20 0.00
14
# stages
-70%
27
# stages
METERS OF HORIZONTAL LENGTH
/ TOTAL DRILLING DAYS
80 70 60 50 40 30 20 10 0
M of Hz length / total drilling days
3.6x
2,250m
29 d
1,100m
53 d
2014 2015 2016 2017 2018
2014 2015 2016 2017 2018

AND REDUCING DEVELOPMENT COST AND OPEX
DEVELOPMENT COST (USD/BOE)
29
-62%
~11
-27%
~8
2015 Q3 18 2023
OPEX (USD/BOE)
16
-56%
-14%
~7
~6
2015 2018 2023

WITH SEVERAL NEW INITIATIVES BEING APPLIED
Longer laterals
High Density Completion (HDC)
6+ Wells in line per PAD
Soluble Plugs
New Well Design
Spuder Rig + Hi-Spec Rig
Increase proppant plant efficiency
LLL-1524H 21,300 ft (MD)
10,500 ft
3,200 m lateral length
~1,500 BOPD
peak production
~1.5 MBOE
EUR
40 STAGES
~ 9,000 BBL fluid per stage
~ 500,000 pounds proppant per stage

NEXT FIDs
GAS
A. DE LA ARENA
Acres 22,000
Wells 19-23 ~130 Rigs by 2020 3 Additional ~280 locations
R. DEL MANGRULLO
Acres 45,000
Wells 19-23 ~85 Rigs by 2020 2 Additional ~190 locations
OIL
LA AMARGA CHICA
Acres 46,600
Wells 19-23 ~280 Rigs by 2020 5 Additional ~380 locations
BANDURRIA SUR
Acres 56,200
Wells 19-23 ~200 Rigs by 2020 3 Additional ~550 locations
A. de la Arena
Rincón del
Mangrullo
La Amarga Chica
Bandurria Sur

WE BUILT AN EFFICIENT PLATFORM TO FACILITATE FUTURE GROWTH
CAPEX IN FACILITIES
2014 - 2018: 3.6 BUSD 2019 - 2023: ~3.9 BUSD

1.2 BUSD EXPLORATION
EFFORT IN THE NEXT 5 YEARS
EXPANDING VACA MUERTA
> 2,000 KM2 and 1,900 MBOE to be investigated
ON-SHORE EXPLORATION
Other shale opportunities, new basins and tight gas
OFF-SHORE EXPLORATION
Strategic agreements signed with international players

Contents
Strategic review
Business outlook
Upstream
Q&A

Miguel Gutierrez
Chairman
Daniel González
CEO
Pablo Bizzotto
EVP Upstream
Santiago
Martinez Tanoira
EVP Downstream
Marcos Browne
EVP Gas & Power
Luís Sas
CFO
Sergio Giorgi
VP Strategy and Business Development
Carlos Alfonsi
EVP Operations
& Transformation
Sebastian Mocorrea
EVP Corporate Affairs Communications
& Marketing
Q&A
YPF INVESTOR DAY

YPF
25 celebration of our 25th anniversary of listing on the NYSE and closing bell ceremony.
INVESTOR DAY
New York | October 26, 2018
Leading Argentina’s energy, yesterday, today and tomorrow.
Ypf
Listed
NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 26, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer